

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Benny Powell
President
Castmor Resources Ltd.
614 E. Hwy. 50, Suite 235
Clermont, FL 34711

>   **Re: Castmor Resources Ltd.**
>   **Form 8-K**
>   **Filed June 18, 2012**
>   **File No. 001-34039**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please significantly revise the Form 8-K to present a realistic picture of your business as it is today by clarifying the anticipatory nature of your proposed operations. Currently, you appear to substitute "plans" for a description of your actuality. You may include a description of your aspirations but they should be accompanied both by a factual description of your current state and the steps necessary to achieve your aspirations in terms of effort, additional financial resources and time.

2. Please revise throughout to clarify that Mr. Powell is your sole officer, director and employee. We note references throughout your filing to your officers, your management team and employees. For example, on page 6, you reference editorial staff, including an editor-in-chief, a proofreader, a production manager, an art director and a publisher.

Cover Page

Special Note Regarding Forward Looking Statements

3. Please revise to remove the reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 here and throughout as the safe harbor does not apply to forward-looking statements made with respect to the business or operations of an issuer that issues penny stock. We also note that you include the forward looking statements disclaimer three times. Please eliminate any unnecessary redundancy.

4. Please revise to remove the statement here and throughout that your disclosure discusses "some of the risks and uncertainties that can affect [you]" and clarify that your disclosure discusses all of the material risks known to you.

Item 1.01, page 1

5. Please clarify if you both entered into and closed the Share Exchange Agreement with Red Giant Entertainment, Inc. on June 11, 2012. It is not clear whether you entered into and also completed the Share Exchange on June 11, 2012 or subsequent thereto. Also, please file as an exhibit to the Form 8-K, a copy of the Share Exchange Agreement.

6. Also, under the heading of Security Ownership of Certain Beneficial Owners and Management on page 25, we note that Mr. Benny Powell, the owner of Red Giant Entertainment, Inc., held 40 million shares of common stock of the company just prior to and just after the acquisition. Please expand to clarify the fact, if true, that Mr. Powell held five million shares of common stock in Red Giant Entertainment, Inc. just prior to the merger and that he received the 40 million shares of Castmor Resources Ltd. in exchange for his shares.

7. We note your reference on page 3 to an Acquisition of Assets section in Item 5.01 of your Form 8-K. However, we are unable to locate such section. Similarly, we note your reference on pages 15 and 31 to a Recent Sales of Unregistered Securities section in Item 5.01. We are unable to locate this section. Please revise accordingly.

RGE Company Overview, page 4

8. Please discuss the importance to the business of all patents, trademarks, intellectual property and licenses held. In this regard, we note your disclosure in Note 6 on page F-9 of Exhibit 10.2.

9. Please discuss the specific types of revenues you have generated to date.

10. Please revise to disclose here your revenue and net income for the most recent fiscal year and interim stub. In addition, please revise to disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

11. Please revise to disclose here your monthly "burn rate" and the amount of time your present capital will last at this rate. In addition, please revise to disclose the amount of capital needed to accomplish your business goals and whether you currently have any plans to raise such funds.

12. Please revise to clarify what you mean by "transmedia propagation" in the first sentence in this section on page 4.

13. Please revise to clarify whether you own the forty online and print graphic properties that you reference on page 4. In addition, please revise to provide additional disclosure regarding your plans to develop these properties into other media, including, if possible, a timeline and budget. Please also include a more detailed discussion of what these properties are.

14. Please provide the basis for your statement on page 4 that the readership of these publications is "in the millions globally," your statement on page 4 that your online publications have "page views in the tens of millions," your statement on page 8 that "[your] own reach extends to over 52 million readers annually" and all similar statements regarding your audience and sales.

15. Please revise to clarify what you mean by "cornerstone content provider" in the second paragraph of this section on page 4.

16. Please revise the second sentence in the second paragraph of this section on page 4 to state as a belief and please provide the basis for your statement that the referenced web portal is the "largest online web portal to comic books" and that you are the "cornerstone content provider" for this website.

17. Please revise to clarify what you mean by the "creative talent and staff are not new names to the industry" by providing qualitative and quantitative information regarding the experience of your staff. In addition, your disclosure regarding your "creative talent and staff" seems to contradict your disclosure on page 10 that you "currently do not have any employees." Please revise accordingly.

18. Please revise to replace the words "upper echelon" and "fan favorites" as these terms are subjective.

19. Please revise to clarify what you mean by "at 1 million throughout the network." In addition, please revise to clarify that there is no guaranty that attempting to target a

different audience demographic will "increase [the] overall scope of reach and breadth of audiences."

20. If you have a website, please disclose.

Industry History, page 4

21. Please provide the basis or sources for the information disclosed in this section.

22. Please revise the second sentence in the second to the last paragraph of this section to state as a belief and remove the words "hungry for."

23. Please revise the first sentence in the last paragraph of this section to state as a belief.

24. Please revise to remove the reference to "super-heroes" in the last sentence in the last paragraph of this section. In addition, please revise the last sentence in the last paragraph to state as a belief and revise to clarify that there is no guaranty that you will be able to create a resurgence in comic book readership.

Products and Services, page 5

25. Please revise to identify the "groundwork that has already begun," including a timeline and budget for your plans. In addition, please revise to clarify what you mean by "proof of concept" and provide quantitative information to clarify what you mean by "has long been established."

Mass Market Book Distribution, page 5

26. Please revise to clarify how frequently you intend to publish your four main titles.

Electronic Book Distribution, page 6

27. Please revise to remove your disclosure on page 6 that "the print book distribution accomplishes this beautifully" as this description is subjective.

28. Please revise to remove the statement on page 6 that "a current proven business model is the use of the Internet and other electronic media to disseminate content on a global scale" as this statement is subjective and does not help investors understand your business plans.

29. Please revise to describe the material terms of your partnership with Keenspot.com. In addition, please file your agreement with Keenspot.com as an exhibit to your Form 8-K pursuant to Item 601 of Regulation S-K or tell us why this is not required.

30. Please revise to provide the basis for your statement on page 6 that ComicGenesis.com is "the #1 user-generated comics site" and your statement that "Keenspot sites welcome more than 2 million unique visitors monthly." In addition, please revise to clarify that there is no guaranty that your partnership with Keenspot.com will help you reach your goal of generating viewers.

31. Please revise to revise to clarify what you mean by "major" and "the ancillary monetization has been proven to be substantial" and whether you are describing your business or your industry in general. In addition, please revise to remove the words "heavy-hitters (of which we will be one)" on page 6 as this appears to be marketing language.

32. We note your disclosure in the second to last paragraph of this section that "the heavy-hitters (of which will be one) are currently generating six-to-seven figure revenue for each of their top titles." Please revise to provide the basis for this statement. In addition, please revise to clarify that there is no guaranty that you will generate any revenue from Web projects in the future.

Production, page 7

33. Please revise to clarify what you mean by "mid-tier publishers" and by "our talent" in paragraph 1 of this section. In addition, please revise to clarify whether you currently have contracts with "[your] talent" and, if you do, please revise to describe the material terms of such contracts.

34. We note your disclosure on page 7 in paragraph 1 of this section that "[a]ny new product development will [be] done in conjunction with Red Giant Media." Please revise to disclose here you relationship with Red Giant Media.

35. Please revise to clarify what you mean by "when 'sales' books enter the equation" in paragraph 2 on page 7.

36. We note your disclosure regarding the costs of shipping and printing in paragraph 2.a and 2.b on page 7. Please advise as to whether these costs reflect your current costs or if these costs are anticipatory of the costs you expect to have in the future. To the extent that these costs are anticipatory, please revise to clarify.

Marketing Plan, page 7

37. Please provide us with a copy of the data used throughout your Form 8-K for statistics and conclusions regarding your industry. For example, you state in the first paragraph in your Marketing Plan section on page 7 that "[a]ll of this research has the same conclusion, comic books have never been more popular, yet strangely the books themselves are selling less than ever before," in the second paragraph in your Marketing

Plan section on page 7 that "now more than ever before, attention is focused on the American comic book industry," and in the last paragraph of the Readership Profile section on page 8 that comic books reach "an audience of over 30 million each month" In addition, please revise to clarify that all of the conclusions discussed in your Marketing Plan and Marketing Trends sections are your beliefs.

Readership Profile, page 8

38. Please revise your statement in the first sentence of this paragraph that "[c]omics produced by Red Giant Entertainment deliver quality entertainment" to include a statement that is not subjective. Finally, please provide the basis for your projection of the size of the comic book industry and state the year in which the comic book industry is projected to reach that size.

39. Please revise to clarify what you mean by "covering the entire comic book industry of genres" and "new, untouched areas" in the first paragraph of this section. In addition, please provide the basis for your statement on page 8 that "[your] comics appeal to fans of all ages, genders and ethnic backgrounds." Alternatively, please revise to remove this statement.

40. Please revise the third, fourth, fifth, sixth and seventh sentences in the first paragraph of this section and the last two sentences in the second paragraph of this section to state as a beliefs and provide the basis for such beliefs. In addition, please remove the words "as no other company can" from the third sentence in the first paragraph and the words "appealing to everyone" in the first sentence in the second paragraph of this section.

Competition, page 8

41. Please provide support that all of your competitors operate in the manner described in this section.

42. Please provide the basis for your disclosure in the first two sentences of this section and the last sentence in the third paragraph regarding the 100% guaranty.

43. Please revise to clarify what you mean by your disclosure that you have "access" to over 3,500 retailers "across the country." For example, disclose whether these retailers currently sell your products.

44. We note your disclosure that you plan to have over 6,500 outlets in major entertainment stores and bookstores. Please revise to clarify what you mean by "outlets" and provide a timeline for your plan to establish such outlets. In addition, please revise to clarify what you mean by "major neighborhood" in the last paragraph on page 8. Also provide the basis for your statement regarding the number of screens that movies open with or remove this statement.

45. Please revise to clarify what you mean by utilizing your books "as 'incentives' for their services" in the first paragraph on page 9.

46. Please revise to remove the word "unprecedented" from the second paragraph on page 9 or explain your basis for this statement. Also revise to clarify what you mean by your "new approach to comic books."

47. Please revise the second sentence and the second to last sentence in the second paragraph on page 9 to state as beliefs. Also replace the words "true stars of this show" from the last sentence in the second paragraph on page 9 to better explain what you mean.

48. Please revise to clarify what you mean by your disclosure on page 9 that you are at a four million base.

49. Please revise your chart on page 9 so that investors that are not in your industry will be able to understand the significance of the data. For example, please revise to define the term CPM. In addition, it appears that you provide the chart so that investors can compare your advertising rates with those of your competitors. However, your disclosure that your average CPM will be roughly $33 does not appear to allow for a useful comparison to the chart.

Properties, page 10

50. We note your reference to your leased properties on pages 18 and 20. Please revise to discuss such properties and leases here.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

51. Please revise the first paragraph discussion to discuss separately, your sales, cost of sales, and gross profit for the periods presented. In this regard, we note your current discussion of net sales actually represents the amount of your gross profit. You may choose, however, to provide a discussion of sales and gross profit. Please revise.

52. Refer to the third paragraph. Please clarify that your cash provided by financing activities during the period was from cash contributions from your shareholders, if true. In addition, we note the amount disclosed as cash in bank does not agree with the amount shown in the interim balance sheet. Please ensure consistency of all amounts and disclosures.

Liquidity and Capital Resources, page 12

53. Refer to the second paragraph. Please clarify, if true, that no cash has been provided by, or used in, investing activities during the most recent fiscal year and subsequent interim period. Your current disclosure refers to financing activities, for which we note you have had cash activities as shown in the statements of cash flows.

54. Refer to the fifth paragraph. As you have no debt shown in your balance sheet, nor any borrowings or repayments shown in your statements of cash flows, please revise the second sentence to delete that you have historically met your capital requirements through borrowings, or explain to us how these borrowings are reflected in the financial statements.

55. We note your disclosure on page 13 regarding your "mineral properties." This disclosure appears to contradict your disclosure on page 10 where the only property you disclose is your office. Similarly, we note your disclosure on page 18 that "the economic situation could have an impact on the properties leased and controlled by the company in that it may be impossible to secure additional capital to finance development of the properties" and your disclosure on page 20 that "[you] are solely dependent on the expertise of [your] management to conduct comprehensive exploration and to evaluate the economic viability of your leased properties." Please revise to address these inconsistent references to your prior business plan and your existing properties and operations.

Recently Issued Accounting Pronouncements, page 15

56. Please clarify the last two paragraphs to refer to ASU 2010-17, issued in April 2010 and ASU No. 2010-06, issued in January 2010. Your current disclosures reflect issuances of these ASU's in 2011 rather than 2010. Please also revise disclosures in Note 1 to the December 31, 2011 audited financial statements.

Item 3.02, page 16

57. We note your disclosure that, on June 11, 2012, you issued 40,000,000 shares of your common stock to Red Giant Entertainment Inc. and that they own a controlling interest in CASL. However, based on your disclosure on page 26 it appears that you issued the shares of common stock to Mr. Powell in exchange for the outstanding shares of Red Giant Entertainment Inc. Please reconcile the inconsistency.

Item 5.01, page 16

58. Please revise to disclose any related party transactions pursuant to Item 404 of Regulation S-K. In this regard we not your disclosure in Note 3 on page F-9 of Exhibit 10.2.

59. Please revise to describe your securities pursuant to Item 202 of Regulation S-K.

Risk Factors, page 16

Risks Related to Our Company, page 18

60. Please revise to include a risk factor that addresses the risk that, because your sole officer and director will determine his salary and perquisites, funds may not be available for net income.

61. Please revise to include a risk factor that addresses the effects that the added costs of being a public company could have on your business and include an estimate of such costs.

The market price of our common stock is volatile, page 22

62. Please revise to remove the fourth bullet point regarding out-sourced contracting companies for exploration services as this does not appear to be related to your business.

No assurance of a liquid public market for securities, page 24

63. We note your disclosure that your shares of common stock are "currently eligible for quotation on the OTC Bulletin Board and the Pink Sheets." This seems to contradict your disclosure on page 30 that your shares are quoted on the OTC Bulletin Board. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 25

64. Based on its ownership prior to the consummation of the Share Exchange Agreement, it appears that Ophion Management Ltd. would be a greater than 5% owner of your common stock after the transaction. Please add them to the table or confirm that they no longer own 10,080,000 shares of your common stock.

65. Please revise to remove the words "to the best of our knowledge" on page 26 as it is inappropriate to limit or qualify the disclosure in this section. We note that you are responsible for the disclosure in this filing. Similarly, please revise to remove the words "to our knowledge" on page 27.

Directors and Executive Officers, page 26

66. Please revise to briefly describe the business experience during the past five years of Mr. Powell pursuant to Item 401(e)(1) of Regulation S-K and any other directorships held, including any other directorships held during the past five years, by Mr. Powell pursuant to Item 401(e)(2) of Regulation S-K.

Audit Committee and Financial Expert, page 28

67. Please revise to substantiate your statement regarding the "financial experience of our officers" on page 28.

Exhibit 10.2

December 31, 2011 Audited Financial Statements

Statements of Assets, Liabilities, and Members' Equity, page F-3

68. Please give consideration to renaming the fixed assets heading to instead reflect intangible assets with respect to your intellectual property. Also, refer to Note 6. Please revise your financial statements to value the intellectual property contributed by the Member to the company at the Member's historical cost basis, as it appears you have instead valued the artwork using fair value treatment. Refer to Staff Accounting Bulletin Topic 5G for guidance. Further, in Note 6, please disclose the amount of contributions during fiscal year 2011 that are cash versus non cash.

Note 1. Summary of Significant Accounting Principles, page F-6

Revenue Recognition

69. We note you generate revenues from advertising, publishing, and creative services. Please tell us, and consider separately disclosing, the amount of publishing revenue, if material, from that of advertising and creative services on the face of the statements of income. Also, tell us, and consider separately disclosing the amount of cost of goods sold for each of these revenue sources. In this regard, please provide a distinction between sales of products versus those of services. We may have further comments upon review of your response.

70. For the Keenspot revenue recognition discussion, please expand to describe what is meant by "earned on a net 90 basis." Also please describe the measurement basis of cost per thousand. In this regard, disclose whether such represents a revenue rate per verified impressions.

Exhibit 10.3

May 31, 2012 Unaudited Interim Financial Statements

71. In addition to the following, please revise the interim financial statements and notes to reflect comments issued on the December 31, 2011 audited financial statements, as applicable.

Note 1. Summary of Significant Accounting Principles, page F-4

72. Please expand the opening paragraph to disclose whether the interim financial statements include all adjustments that, in the opinion of management, have been made in order to make the financial statements not misleading. Refer to Instruction 2 to Item 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief